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Robert J. Brigham

T: (650) 843-5053
rbrigham@cooley.com

October 13, 2006

VIA EDGAR

Kathleen Collins
Megan Akst
Tom Ferraro
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Omnicell, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Forms 10-Q Fiscal Quarters Ended March 31, 2006 and June 30, 2006
Form 8-K, Filed July 20, 2006
File No. 000-33043

Ladies and Gentlemen:

On behalf of Omnicell, Inc. (the “Company”), this letter is being submitted in response to comments (the “Comments”) received from the staff of the Commission (the “Staff”) by letter dated September 22, 2006 (the “Letter”), with respect to the Company’s Form 10-K for Fiscal Year Ended December 31, 2005, Forms 10-Q for Fiscal Quarters Ended March 31, 2006 and June 30, 2006 and Form 8-K, Filed July 20, 2006.

As per a telephone conversation on October 12, 2006 between Thomas Ferraro of the Staff and Sally Kay of Cooley Godward Kronish LLP, this letter serves to request that the Company be granted an extension of time to provide a response to the Staff’s Letter (the “Response”). The Company respectfully advises the Staff that it is working with internal accounting and legal personnel and its independent accounting firm to prepare the Response. As a part of that process, the Company is updating its current quarter’s VSOE analysis to support its response to Comment 3, which requires the participation of a number of different parties. The Company is requesting additional time to respond due to the fact that (i) a key manager responsible for product pricing matters who is important to completing the updated VSOE analysis is currently on vacation, and (ii) the close process currently underway for the Company’s third fiscal quarter of 2006 and preparation for its earnings announcement and accompanying Current Report on Form 8-K and press release has not allowed the Company’s accounting and legal staff adequate time to finalize the Response.

The Company advises the Staff that it expects to provide the Response to the Staff on or before October 27, 2006.

Please do not hesitate to call me at (650) 843-5053 if you have any questions or would like any additional information regarding this matter.

Sincerely,

/s/ ROBERT J. BRIGHAM

Robert J. Brigham

cc:	Robin G. Seim - Omnicell, Inc.
Dan S. Johnston - Omnicell, Inc.
David D. Hickox - Ernst & Young LLP

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